Rule 424(b)(3) and Rule 424(c)
SEC File No. 333-114302

Prospectus Supplement No. 2 dated September 3, 2004
To Prospectus dated April 22, 2004

UCN, INC
(formerly Buyers United, Inc.)

COMMON STOCK

        This prospectus covers 5,504,671 shares of the common stock of UCN, Inc., that may be sold from time to time by the persons listed under the caption “Selling Security Holders,” beginning on page 10 of the prospectus to which this supplement is attached. The 5,504,671 shares consist of 4,532,000 shares issued in a private placement that closed in March 2004, 808,546 shares issued as dividends and on conversion in March 2004 of previously outstanding preferred stock, and 164,125 shares issuable on exercise of a warrant at an exercise price of $2.76 per share.

        UCN will receive the proceeds from exercise of the warrant, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

        Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “UCNN.” On August 31, 2004, the closing bid price for our common stock was $2.30 per share.

        A copy of our quarterly report on Form 10-Q for the six months ended June 30, 2004 and current report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2004 accompany this supplement. Our annual report on Form 10-KSB for the year ended December 31, 2003 accompanies the prospectus, and our report on Form 10-Q for the three months ended March 31, 2004 accompanies the supplement dated May 21, 2004. The mailing address and telephone number of our executive office are:

UCN, Inc.
14870 Pony Express Road, Bluffdale, Utah 84065
Telephone (801) 320-3300

        See “Risk Factors” beginning on page 5 of the prospectus for information you should consider before you purchase shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Notice About Information Presented In This Supplement

This supplement may be used by the Selling Security Holders to offer their shares only if accompanied by the prospectus, including the supplement thereto dated May 21, 2004.

  This supplement provides information that supersedes, or is in addition to, information presented in the prospectus and prior supplements. If there is any difference between the information presented in this supplement and the information contained in the prospectus or prior supplements, you should rely on the information in this supplement.

You should rely only on the information provided in this supplement, the prospectus and the supplement dated May 21, 2004. We have not authorized anyone to provide you with different information.

We do not claim the information contained in this supplement or the accompanying prospectus is accurate as of any date other than the dates on their respective covers.

SUPPLEMENTAL INFORMATION

Incorporation By Reference

        The Securities and Exchange Commission (SEC) allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. By this supplement we incorporate by reference into the prospectus our:

    1.        Quarterly report on Form 10-Q for the quarter ended June 30, 2004, as filed with the SEC on August 16, 2004;

    2.        Current report on Form 8-K as filed with the SEC on July 23, 2004

    3.        Quarterly report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 17, 2004;

    4.        Current Report on Form 8-K as filed with the SEC on May 14, 2004;

    5.        Annual Report on Form 10-KSB as filed with the SEC on March 30, 2004; and

    6.        Current Report on Form 8-K as filed with the SEC on March 17, 2004.

        Upon a written or oral request, we will provide to you free of charge a copy of any or all of such documents incorporated by reference, other than exhibits to such documents unless the exhibits are specifically incorporated by reference in those documents. You should direct any requests for documents to:

Kimm Partridge, Secretary UCN, Inc. 14870 Pony Express Road Bluffdale, Utah 84065 Telephone (801) 320-3300

Selling Security Holders

        UCN is advised that Acceris Communications Inc. sold 808,546 shares of UCN common stock under the prospectus, and that The Pinnacle Fund, L.P. sold 422,000 shares under the prospectus. According to the Schedule 13D filed by Acceris Communications in July 2004, it did not hold any common stock of UCN at that time and UCN is not aware of any subsequent purchases of common stock by Acceris Communications. We are not aware of any stock ownership in UCN by The Pinnacle Fund.

        We are advised that certain other selling security holders have increased their stock ownership. The new stock positions for these holders are as follows:

2

Selling Security Holder	Number Of Shares Owned (1)	Number Of Shares Offered	Percentage Owned After

033 Growth Partners I, L.P. (2)	651,941	585,231	Less than 1%
033 Growth Partners II, LP (2)	201,079	183,123	Less than 1%
Oyster Pond Partners, LP (2)	145,457	134,953	Less than 1%
033 Growth International Fund Ltd. (2)	321,523	291,693	Less than 1%

(1)

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 13,742,579 shares of common stock outstanding as of July 31, 2004.

(2)

As reported in a Schedule 13G filed with the Securities and Exchange Commission, 033 Asset Management, LLC, may be deemed to hold an indirect beneficial interest in the shares held by these funds because of its status as investment manager for the funds, but 033 Asset Management, LLC, also reported that it disclaims any economic interest or beneficial ownership of the shares.

Forward-looking Statements

        You should carefully consider the risk factors set forth in the prospectus, as well as the other information contained in this supplement and the prospectus. This supplement and the prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Operating Results and Financial Condition” sections of the prospectus and elsewhere in this supplement and the prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this supplement and the prospectus.

3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[ X ]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the quarterly period ended June 30, 2004

[ X ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-26917

UCN, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	87-0528557
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

14870 Pony Express Road, Bluffdale, Utah 84065

(Address of Principal Executive Offices)

(801) 320-3300
Registrant’s Telephone Number, Including Area Code)

Buyers United, Inc.

(Former Name, Address and Fiscal Year, if Changed Since Last Report)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: 13,742,579 shares of common stock as of July 31, 2004.

FORM 10-Q
UCN, INC.

INDEX

PART I.	FINANCIAL INFORMATION	Page

PART II.	OTHER INFORMATION

UCN, INC.

CONDENSED CONSOLIDATED BALANCE SHEET — (Unaudited)

	June 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$2,128,606	$3,055,384
Restricted cash	1,698,339	1,569,336
Accounts and other receivables, net	8,577,271	8,162,483
Other current assets	283,608	243,844
Total current assets	12,687,824	13,031,047

Property and equipment, net	3,116,892	2,424,642
Intangible assets, net	7,346,085	8,018,682
Other assets	479,830	496,787

Total assets	$23,630,631	$23,971,158

           LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Line of credit	$754,559	$4,093,782
Current portion of long-term debt and capital lease obligations	2,586,201	7,781,484
Trade accounts payable	9,137,253	11,248,152
Accrued liabilities	2,311,895	1,828,864
Total current liabilities	14,789,908	24,952,282

Long-term debt and capital lease obligations	38,394	646,126

Total liabilities	14,828,302	25,598,408

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 15,000,000 shares authorized;
Series A 8% cumulative convertible preferred stock; 1,827,500 and 1,865,000 shares issued and outstanding (liquidation values
of $3,655,000 and $3,730,000)	183	187
Series B 8% cumulative convertible preferred stock; 417,800 and
721,729 shares issued and outstanding (liquidation values
of $4,178,000 and $7,217,290)	42	72
Common stock, $0.0001 par value; 100,000,000 shares authorized;
13,732,579 and 7,604,584 shares issued and outstanding	1,373	760
Additional paid-in capital	31,123,541	20,193,148
Warrants and options outstanding	3,392,046	3,928,110
Accumulated deficit	(25,714,856)	(25,749,527)
Total stockholders' equity (deficit)	8,802,329	(1,627,250)

Total liabilities and stockholders' equity (deficit)	$23,630,631	$23,971,158

See accompanying notes

UCN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — (Unaudited)

	Three Months Ended June 30,
	2004	2003
Revenues from telecommunications services	$16,727,909	$16,291,636

Operating expenses:
Costs of revenues	8,975,366	8,591,879
General and administrative	3,763,203	4,104,409
Selling and promotion	3,623,583	2,691,314
Total operating expenses	16,362,152	15,387,602

Income from operations	365,757	904,034

Interest income	7,456	2,800
Interest expense	(191,692)	(506,166)
Total other expense, net	(184,236)	(503,366)

Net income	181,521	400,668

8% Preferred dividends on Series A and B preferred stock	(156,351)	(215,193)

Net income applicable to common stockholders	$25,170	$185,475

Net income per common share:
Basic	$0.00	$0.03
Diluted	0.00	0.03

Weighted average common shares outstanding:
Basic	13,534,770	6,330,142
Diluted	14,649,308	6,354,982

See accompanying notes

UCN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — (Unaudited)

	Six Months Ended June 30,
	2004	2003
Revenues from telecommunications services	$33,471,616	$31,772,756

Operating expenses:
Costs of revenues	18,151,558	17,256,646
General and administrative	7,780,487	7,731,109
Selling and promotion	6,727,575	5,022,383
Total operating expenses	32,659,620	30,010,138

Income from operations	811,996	1,762,618

Interest income	21,306	5,401
Interest expense	(549,117)	(992,095)
Gain on early extinguishment of debt	109,150	--
Total other expense, net	(418,661)	(986,694)

Net income	393,335	775,924

8% Preferred dividends on Series A and B preferred stock	(358,664)	(397,088)

Net income applicable to common stockholders	$34,671	$378,836

Net income per common share:
Basic	$0.00	$0.06
Diluted	0.00	0.06

Weighted average common shares outstanding:
Basic	11,160,476	6,287,453
Diluted	12,490,536	6,322,395

See accompanying notes

UCN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Unaudited)

	Six Months Ended June 30,
	2004	2003
Cash flows from operating activities:
Net income	$393,335	$775,924
Adjustments to reconcile net income to net cash used in
operating activities:
Depreciation and amortization	2,014,915	1,784,215
Amortization included in interest expense resulting from
issuing stock with notes	--	5,312
Amortization of discount on long-term debt	104,106	231,010
Amortization of note financing costs	50,000	81,424
Amortization of deferred consulting fees	--	10,417
Changes in operating assets and liabilities:
Accounts and other receivables	(414,788)	(2,977,483)
Other assets	(17,299)	(660,476)
Trade accounts payable	(2,115,965)	3,314,524
Accrued liabilities	694,314	755,182

Net cash provided by operating activities	708,618	3,320,049

Cash flows from investing activities:
Decrease in other assets	(22,124)	(52,126)
Acquisition of customer base	(757,856)	--
Purchases of property and equipment	(1,237,631)	(524,402)

Net cash used in investing activities	(2,017,611)	(576,528)

Cash flows from financing activities:
Increase in restricted cash	(129,003)	(463,055)
Net borrowings and payments under line of credit	(3,339,223)	(382,665)
Borrowings on long-term debt, net of debt issuance costs	--	2,299,955
Proceeds from exercise of options and warrants	1,849,500	--
Private placement of common stock, net of offering costs	8,108,062	--
Repurchase of common stock	(500,000)	(2,684)
Principal payments on long-term debt	(5,607,121)	(4,678,422)

Net cash provided by (used in) financing activities	382,215	(3,226,871)

Net decrease in cash and cash equivalents	(926,778)	(483,350)
Cash and cash equivalents at the beginning of the period	3,055,384	994,360

Cash and cash equivalents at the end of the period	$2,128,606	$511,010

See accompanying notes

UCN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Unaudited)

	Six Months Ended June 30,
	2004	2003
Supplemental cash flow information:
Cash paid for interest	$544,202	$548,914

Supplemental schedule of noncash investing and financing activities:
Issuance of common shares in payment of preferred stock dividend	$473,533	$377,688
Accrual of dividend payable on preferred stock	358,664	397,088
Issuance of common shares for officer's personal guaranty	--	36,300
Issuance of warrants with private placement of common stock	189,336	--
Issuance of warrants with consulting contract	72,465	--
Retirement and replacement of note payable	--	800,000
Conversion of note payable into common stock	300,000	--
Increase in Touch America obligation with amended agreement	--	3,098,000
Issuance of preferred stock to acquire VoIP assets	91,348	1,400,738

See accompanying notes

UCN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) — (Unaudited)

	Preferred Stock		Common Stock		Additional Paid-in
	Shares	Amount	Shares	Amount	Capital
Balance at January 1, 2004	2,586,729	$259	7,604,584	$760	$20,193,148

Issuance of preferred stock in connection with the
acquisition of VoIP assets	16,071	2	--	--	91,346
Conversion of preferred shares to common	(357,500)	(36)	1,637,500	164	(128)
Exercise warrants to purchase common stock	--	--	647,000	65	2,039,747
Exercise employee options to purchase common stock	--	--	255,000	26	554,974
Conversion of promissory note to common stock	--	--	150,000	15	299,985
Expiration of warrants to purchase common stock	--	--	--	--	52,553
Private placement of common stock, net of offering costs	--	--	3,782,000	378	7,918,348
Issuance of warrants for services	--	--	--	--	--
Preferred stock dividends	--	--	--	--	--
Issuance of common shares as payment of preferred stock
dividends	--	--	171,055	17	473,516
Repurchase shares from stockholder	--	--	(514,560)	(52)	(499,948)
Net income	--	--	--	--	--

Balance at June 30, 2004	2,245,300	$225	13,732,579	$1,373	$31,123,541

See accompanying notes

UCN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) — (Unaudited)

	Warrants/ Options Outstanding	Accumulated Deficit	Total

Balance at January 1, 2004	$3,928,110	$(25,749,527)	$(1,627,250)
Issuance of preferred stock in connection with the acquisition
of VoIP assets		--	91,348
Conversion of preferred shares to common	--	--	--
Exercise warrants to purchase common stock	(745,312)	--	1,294,500
Exercise employee options to purchase common stock	--	--	555,000
Conversion of promissory note to common stock	--	--	300,000
Expiration of warrants to purchase common stock	(52,553)	--	--
Private placement of common stock, net of offering costs	189,336	--	8,108,062
Issuance of warrants for services	72,465	--	72,465
Preferred stock dividends	--	(358,664)	(358,664)
Issuance of common shares as payment of preferred
stock dividends	--	--	473,533
Repurchase shares from stockholder	--	--	(500,000)
Net income	--	393,335	393,335

Balance at June 30, 2004	$3,392,046	$(25,714,856)	$8,802,329

See accompanying notes

UCN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Unaudited)

June 30, 2004

1.	Basis of presentation

These unaudited interim financial statements of UCN, Inc. and its subsidiary (collectively, “UCN” or “the Company”) have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “Commission”). Such rules and regulations allow the omission of certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States, so long as the statements are not misleading. In the opinion of Company management, these financial statements and accompanying notes contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods shown. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto contained in our Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004.

The results of operations for the three and six month periods ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year

2.	Summary of significant accounting policies

Net Income Per Common Share: Basic net income per common share (“Basic EPS”) excludes dilution and is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding during the quarterly and year-to-date periods. Diluted net income per common share (“Diluted EPS”) reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net income per common share.

Following is the reconciliation of Basic and Diluted EPS:
	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Net income applicable to common
stockholders, as reported	$25,170	$185,475	$34,671	$378,836

Basic EPS:
Weighted average number of common shares
outstanding	13,534,770	6,330,142	11,160,476	6,287,453

Basic net income per share	$0.00	$0.03	$0.00	$0.06

Diluted EPS:
Common and common equivalent shares
outstanding:
Weighted average number of common
shares outstanding	13,534,770	6,330,142	11,160,476	6,287,453
Common stock equivalents from options and
warrants computed on the Treasury Stock
method, using the average fair market
value of common stock outstanding during
the period	1,114,538	24,840	1,330,060	34,942

Shares used in the computation	14,649,308	6,354,982	12,490,536	6,322,395

Diluted net income per share	$0.00	$0.03	$0.00	$0.06

Stock-Based Compensation: Employee compensation expense is measured using the intrinsic method. No stock-based compensation cost is reflected in net income applicable to common stockholders, since all options had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effects on net income (loss) applicable to common stockholders and earnings (loss) per share if expense was measured using the fair value recognition provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Net income (loss) applicable to common stockholders:
As reported	$25,170	$185,475	$34,671	$378,836
Pro forma stock-option based compensation	(163,808)	(88,677)	(276,900)	(157,809)

Pro forma net income (loss) applicable to common stockholders	$(34,841)	$96,798	$(138,433)	$221,027

Basic and diluted net income (loss) per common share:
As reported	$0.00	$0.03	$0.00	$0.06
Pro forma basic and diluted net income (loss) per common share	$0.00	$0.02	$(0.01)	$0.04

We estimated the fair value of options granted under our employee stock-based compensation arrangements at the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	Six Months Ended June 30,
	2004	2003

Dividend yield	None	None
Expected volatility	95%	75%
Risk-free interest rate	4.39%	2.89%
Expected life (years)	4.5	4.8
Weighted average fair value of grants	$1.37	$1.42

             Other Comprehensive Income: There were no components of other comprehensive income other than net income.

Long-Lived Assets:We evaluate the carrying value of long-lived assets, including intangibles, when events or circumstances indicate the existence of a possible impairment, based on projected undiscounted cash flows, and recognize impairment when such cash flows will be less than the carrying values. Measurement of the amounts of impairments, if any, is based upon the difference between carrying value and fair value. Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product, and/or continuing technology rights protection. Management believes the net carrying amount of long-lived assets will be recovered by future cash flows generated by commercialization of the technology related to the long-lived asset and from cash flows generated from customer lists.

Capitalized Software Costs: In accordance with Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades, and enhancements. During the three and six months ended June 30, 2004, the Company capitalized $200,594 and $413,270, respectively.

Recent Accounting Pronouncements: In March 2004, the Financial Accounting Standards Board (“FASB”) reached a consensus on Emerging Issues Task Force (EITF) Issue No.03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This pronouncement provides guidance to determine the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity (including individual securities and investments in mutual funds), and investments accounted for under the cost method or the equity method. The guidance for evaluating whether an investment is other-than-temporarily impaired is to be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. Management believes the adoption of Issue No. 03-1 will not have a material impact on the financial statements.

3.	Acquisitions

UCN entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $757,856 in cash in February 2004. The transaction was closed in March 2004. The total purchase price was entirely allocated to customer lists acquired, and is included in intangible assets in the accompanying condensed consolidated balance sheets.

4.	Gain on early exinguishment of debt

During 2003 the Company entered into a Purchase Agreement to acquire approximately 12,000 long distance customers from Glyphics Communications, Inc. Subsequently, the two parties agreed that UCN would accelerate payments under the agreement in exchange for a discount on the purchase price. The final payment under the agreement was made in February 2004, and the Company recorded a $109,150 gain on the early extinguishment of the debt.

5.	Intangible assets

Intangible assets consisted of the following:

	June 30, 2004			December 31, 2003
	Gross asset	Accumulated amortization	Intangible assets, net	Gross asset	Accumulated amortization	Intangible assets, net
Customer lists acquired	$11,518,164	$5,106,275	$6,411,889	$10,760,307	$3,840,679	$6,919,628
Technology and patents	1,318,865	384,669	934,196	1,318,865	219,811	1,099,054

	$12,837,029	$5,490,944	$7,346,085	$12,079,172	$4,060,490	$8,018,682

Total amortization expense of intangible assets was $728,672 for the three months ended June 30, 2004, and $1,430,453 for the six months ended June 30, 2004. Depending on the type of customers, the useful lives of customer lists acquired range from 36 to 48 months, and are evaluated for recoverability on an annual basis.

6.	Accrued liabilities

Accrued liabilities consisted of the following:
	June 30, 2004	December 31, 2003

Accrued commissions	$937,660	$669,523
Accrued dividends	358,664	478,599
Other	1,015,510	680,742

	$2,311,895	$1,828,864

7.	Capital transactions

During the six months ended June 30, 2004, investors exercised warrants to purchase a total of 647,000 shares of common stock. Total proceeds received in these transactions was $1.3 million. Included in these amounts were warrants to purchase 297,500 shares exercised by one of the Company’s directors, for which the Company received of $595,000.

On March 15, 2004 the Company closed a private placement to institutional and accredited investors. The Company sold 3,782,000 shares of common stock at $2.30 per share, or a total of approximately $8.7 million. Net proceeds of the offering after placement fees and expenses were approximately $8.1 million. A portion of the expenses associated with this transaction was the issuance to the investment banking firm of 164,125 warrants to purchase common shares at $2.76 per share that expire March 15, 2007. The fair market value of the warrants, using the Black-Scholes pricing model, was $189,336

In connection with the placement, Acceris Communications Inc., formerly I-link Incorporated and the holder of 300,000 shares of Series B Convertible Preferred Stock, converted all of its preferred stock to 1.5 million common shares. Acceris subsequently sold 750,000 of those common shares to the investors in the private placement at $2.30 per share.

In January and February 2004, three Directors exercised options to purchase a total of 255,000 shares of Common Stock. Total proceeds received by the Company in connection with these exercises was $555,000.

In December 2003, a holder of 100,000 shares of Series B Convertible Preferred Stock converted all of those shares to 500,000 shares of common stock. In January 2004, the holder sold those common shares plus 14,560 additional shares, or a total of 514,560 shares, to UCN for $500,000 in a privately negotiated transaction.

In May 2004, a holder of Preferred Stock converted a $300,000 promissory note into 150,000 shares of common stock at a conversion price of $2.00 per share. In June 2004, the Company repaid two other promissory notes totaling $200,000 under prepayment terms that allowed UCN to repay the notes two years earlier than the stated maturity dates. All three of these promissory notes had been secured by equipment.

8.	Major suppliers

For the three-month periods ended June 30, 2004 and 2003, approximately 55 and 63 percent, respectively, of the Company’s cost of revenue was generated from two telecommunication providers. For the six-month periods ended June 30, 2004 and 2003, approximately 54 and 63 percent of cost of revenue was generated by the same two providers. As of June 30, 2004 and December 31, 2003, respectively, the Company owed $3.4 million and $3.0 million to these providers.

9.	Related Party Transactions

Related party transactions not previously disclosed include the following:

During the six months ended June 30, 2004, the Company paid one of its directors $37,500 per month for consulting, marketing, and capital raising activities. At June 30, 2004, there was $6,250 owing to the director.

During the six months ended June 30, 2004, there were several debt arrangements with directors more fully described in the Company’s Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2004. Interest expense on obligations owed to related parties during the three and six months ended June 30, 2004 was $44,932 and $151,169, respectively.

On April 12, 2004, UCN repaid $2.3 million in promissory notes to one of its directors. The director used $595,000 of the proceeds to exercise 297,500 warrants.

On April 26, 2004, the Company repaid a $50,000 note payable to another of its directors.

Three of the Company’s current and prior directors participated in the 1999 Series A and 2000 Series B Preferred Stock issuances under the same terms as all other outside investors. In February 2004 dividends of Common Stock were paid to all holders of Preferred Stock. Of this amount, the three directors received 16,164 shares of Common Stock.

10.	Contingencies and Commitments

In May 2004, the Company entered into a one-year consulting agreement. As part of the consultant’s compensation, UCN agreed to issue up to 140,000 five-year warrants to purchase common stock at an exercise price of $4.00 per share. The fair market value of the warrants were and will be calculated using the Black-Scholes method. Up to 90,000 warrants worth a total of $72,465 are to vest ratably over a period of one year, or until the consulting agreement is terminated, whichever comes sooner. 50,000 warrants will vest in January 2005 only upon the completion of certain performance measures.

In October 2003, UCN acquired the exclusive right to sell and manage the enhanced telecommunications functions of MyACD, Inc. (“MyACD”), with a one-year option to purchase it for approximately $6.8 million, paid over a three-year period beginning in January 2004. During the term of the agreement, UCN has the sole right to manage sales, service and billing of MyACD services. Under the agreement MyACD will continue to provide enhanced service development and configuration, and UCN will reimburse MyACD for actual costs related to these activities.

11.        Subsequent events

At the Annual Meeting of Shareholders held on June 29, 2004, the stockholders voted to change the name of the Company to UCN, Inc., which change became effective July 15, 2004. The stockholders also approved a new Employee Stock Purchase Plan that will commence January 1, 2005.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

UCN, Inc. (formerly Buyers United, Inc.) is a domestic telecommunications company that offers and sells a wide range of long distance and related communication services to business and residential customers. Historically we functioned as an aggregator and reseller of telecommunications services provided by others. We intend to continue to pursue and develop this type of business.

In 2003 UCN purchased assets and licensed in perpetuity software that enabled UCN to establish and operate a Voice over Internet Protocol communications network (VoIP Network). With the VoIP Network UCN now offers, as a provider, enhanced services such as fax to email. Furthermore, UCN transmits data and other communication services for a portion of the journey over the VoIP Network rather than entirely through third party providers.

In October 2003, UCN acquired the exclusive right to sell and manage the enhanced telecommunications functions of MyACD, Inc. with a one-year option to purchase it at a price of approximately $6.8 million. With the MyACD technology we are now offering a new product approach that combines our national VoIP Network with on-demand proprietary telephony software for contact handling/management applications. We are changing the way mission critical applications are delivered and priced for the contact center marketplace, or for any business or department seeking to improve how it manages the productivity and quality of its customer contact opportunities.

UCN entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $757,856 in February 2004. The transaction was completed in March 2004.

We generate internal growth by pursuing multiple marketing avenues, including using independent agents, value-added resellers, and selling through our direct sales force. We intend to expand and develop our direct sales force and value-added reseller programs during the remainder of 2004.

Results of Operations

Revenues

Total revenues increased 2.7 percent to $16.7 million for the three months ended June 30, 2004 as compared to $16.3 million for the same period in 2003. For the six months ended June 30, 2004, revenues increased 5.3 percent to $33.5 million as compared to $31.8 million for the same period in 2003. The increase in revenue is due to new customers purchased throughout 2003 and the acquisition of customers from Source Communication, LLC, which closed in March 2004. We also generated growth internally from ongoing promotional efforts, primarily involving independent agents. The increase in revenue from new and existing customers during the first six months of 2004 was offset by attrition of our residential customer base. We acquired new business customers and a substantial residential customer base during the first six months of 2003 from Touch America. We expect the residential customer base will continue to decline in subsequent periods because our marketing focus is on the business user of telecommunication services and not the residential long distance user. Consequently, we expect a gradual transition in our sales mix in future periods as the number of business customers increases and residential customers decreases.

Cost of revenues

Cost of revenues for the three month period ended June 30, 2004 were $9.0 million, a 4.5 percent increase, compared to $8.6 million for the comparable period in 2003. For the six month period ended June 30, 2004, costs of revenue increased to $18.2 million, a 5.2 percent increase as compared to $17.3 million for the six month period ended June 30, 2003. Cost of revenues as a percentage of revenue for the three month period ended June 30, 2004 was 53.7 percent as compared to 52.7 percent during 2003, and was 54.2 percent for the six months ended June 30, 2004 compared to 54.3 percent for the same period in 2003.

The decrease in gross margin in the second quarter of 2004 compared to the second quarter of 2003 is the result of lower, more competitive pricing we adopted in some of the newer long-distance rate plans. Also affecting the difference in gross margin rates for the second quarter was a one-time credit recognized during 2003 from one of our long-distance service providers.

General and administrative expenses

General and administrative expenses in the second quarter of 2004 decreased 8.3 percent to $3.8 million compared to $4.1 million in the second quarter of 2003, and for the six months ended June 30, 2004 decreased 0.6 percent to $7.8 million as compared to $7.7 million for the six months ended June 30, 2003. A portion of the difference is attributable to the higher costs we incurred in 2003 to integrate and improve the VoIP Network acquired at the beginning of 2003 compared to the costs of maintaining and upgrading the Network during the first six months of 2004.

Selling and promotion expenses

Selling and promotion expenses increased 34.6 percent to $3.6 million during the three month period ended June 30, 2004 from $2.7 million for the same period in 2003. Such expenses increased 34.0 percent to $6.7 million for the six months ended June 30, 2004 compared to $5.0 million during the six months ended June 30, 2003. The increases are the result of the transition in our sales mix over the first six months of 2004 as higher commissioned business customers increased in the first six months of 2004, and lower commissioned residential customers decreased through attrition. In addition, during the second quarter of 2004 we increased expenses related to our direct sales channel.

Other income (expense)

Interest expense for the three month period ended June 30, 2004 was $191,692, compared to $506,166 in 2003, and for the six months ended June 30, 2004 interest expense was $549,117 compared to $992,095 in 2003. The decreases were the result of a reduction in the outstanding debt throughout 2004 compared to 2003.

During the third quarter of 2003, UCN entered into a Purchase Agreement to acquire approximately 12,000 long distance customers from Glyphics Communications, Inc. Subsequently, the two parties agreed that UCN would accelerate payments under the agreement in exchange for a discount on the purchase price. The final payment under the agreement was made in February 2004, and we recorded a $109,150 gain on the early extinguishment of the debt.

Liquidity and Capital Resources

UCN completed a private placement of common stock on March 15, 2004. UCN sold 3,782,000 shares of common stock at $2.30 per share, or a total of approximately $8.7 million. Net proceeds of the offering after placement fees and expenses were approximately $8.1 million. The net proceeds of the private placement have been, and will be used for various purposes, including sales and marketing related programs, funding further development of our VoIP Network, reducing debt, and for working capital and other general corporate purposes.

UCN’s current ratio as of June 30, 2004 increased to 0.86:1 from 0.52:1 at December 31, 2003. The components of current assets and current liabilities that changed most significantly since the end of 2003 were the line of credit, the current portion of long-term debt and capital lease obligations, and accounts payable.

During the six months ended June 30, 2004 long-term debt and the related current portion of long-term debt decreased by $5.8 million. Included therein was $2.3 million in note repayments to one of UCN’s directors. The director subsequently exercised warrants to purchase 297,500 shares of common stock. The proceeds received by UCN totaled $595,000. UCN also repaid a $50,000 note payable to another of its directors. Also included in the long-term debt decrease was the conversion of a $300,000 promissory note into 150,000 shares of common stock.

UCN has a line of credit agreement with RFC Capital Corporation that expires in January 2006. The available borrowing limit is $5 million. Interest accrues at prime plus three percent. The facility allows UCN to obtain financing on its eligible accounts receivable, including unbilled receivables and regular monthly billings. The facility is collateralized by the underlying receivables. On June 30, 2004, the maximum amount available based on eligible accounts receivable at that time was approximately $3.5 million. The amount outstanding on that date, less applied draws by RFC, aggregated $754,559. The facility requires UCN to maintain a restricted cash account for the collection of the receivables. As of June 30, 2004, UCN had $1.5 million of restricted cash specifically associated with the RFC arrangement.

On September 10, 2003, UCN filed a registration statement on Form SB-2 with the Securities and Exchange Commission to register for resale up to approximately 8.8 million shares of common stock underlying outstanding warrants, options and convertible debt. During 2003, investors exercised warrants to purchase 522,500 shares of common stock providing cash to UCN of approximately $1.0 million. As of June 30, 2004, investors had exercised warrants for an additional 647,000 shares of common stock, providing cash of $1,294,500.

In October 2003, UCN acquired the exclusive right to sell and manage the enhanced telecommunications functions of MyACD, Inc. (“MyACD”), with a one-year option to purchase it for approximately $6.8 million, paid over a three-year period beginning in January 2004. During the term of the agreement, UCN has the sole right to manage sales, service and billing of MyACD services. Under the agreement MyACD will continue to provide enhanced service development and configuration, and UCN will reimburse MyACD for actual costs related to these activities.

Capital Commitments The following table discloses aggregate information about our contractual obligations including notes payable and lease obligations, and the periods in which payments are due as of June 30, 2004:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Notes payable*	$2,582,637	$2,582,637	$--	$--	$--

Capital lease obligations**	75,162	34,690	40,472	--	--

Operating lease obligations	1,489,245	465,761	1,023,484	--	--

Total contractual obligations	4,147,044	3,083,088	1,063,956	--	--

* Before discount of $26,448
** Not including interest of $6,755

Critical accounting policies and estimates

Revenue Recognition – UCN’s revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when UCN acts as principal in the transaction; takes title to the products or services; and has risks and rewards of ownership, such as risk of loss for collection, delivery, or returns. Revenues from sales of services are recognized upon providing the services to the customers.

Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable is comprised of amounts billed and billable to customers, net of an allowance for uncollectible amounts. The allowance for doubtful accounts is estimated by management and is based on specific information about customer accounts, past loss experience, and general economic conditions. An account is written off by management when deemed uncollectible, although collections efforts may continue.

Property and Equipment — Property and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. In accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” UCN capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades, and enhancements.

Long-Lived Assets — Our long-lived assets consist of acquired customer lists, patents, and acquired technology. As June 30, 2004, the carrying value of these assets was $7,346,085, or 31% of total assets. We evaluate the carrying value of long-lived assets, including intangibles, when events or circumstances indicate the existence of a possible impairment. In our evaluation, we estimate the net undiscounted cash flows expected to be generated by the assets, and recognize impairment when such cash flows will be less than carrying values. Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product, and/or the partial or complete lapse of continuing technology rights protection.

Stock-Based Compensation — We have a stock option plan that provides for the issuance of common stock options to employees and service providers. Although SFAS No. 123, Accounting for Stock Based Compensation, encourages entities to adopt a fair-value-based method of accounting for stock options and similar equity instruments, it also allows an entity to continue measuring compensation cost for stock-based compensation for employees and directors using the intrinsic-value method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No 25, Accounting for Stock Issued to Employees. We have elected to follow the accounting provisions of APB 25 and to furnish the pro forma disclosures required under SFAS No. 123 for employees and directors, but we also issue warrants to non-employees that are recognized as expense when issued in accordance with the provisions of SFAS No. 123. We calculate compensation expense under SFAS No. 123 using the Black-Scholes option pricing model. In so doing, we estimate certain key variables used in the model. We believe the estimates we use are appropriate and reasonable

Debt Issuance Costs — As an inducement to various investors, shareholders, and board members to lend monies to UCN, shares of common stock and warrants to purchase shares of common stock were issued to them. The fair market value of those shares at the date of issuance has been capitalized as debt issuance costs and is being amortized over the life of the loans.

Income Taxes — UCN recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by UCN, except where such statements are made in connection with an initial public offering. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that we expect or anticipate will or may occur in the future, including such things as expansion and growth of our operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect our operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to customers, legal and regulatory initiatives affecting customer marketing and rebate programs or long distance service, and conditions in the capital markets. Forward-looking statements made by us are based on knowledge of our business and the environment in which we operate as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

Item 4. CONTROLS AND PROCEDURES

With the participation of management, UCN’s chief executive officer and chief financial officer evaluated its disclosure controls and procedures on August 05, 2004. Based on this evaluation, the chief executive officer and the chief financial officer concluded that the disclosure controls and procedures are effective in connection with UCN’s filing of its interim report on Form 10-Q for the quarterly period ended June 30, 2004.

Subsequent to August 05, 2004, through the date of this filing of Form 10-Q for the quarterly period ended June 30, 2004, there have been no significant changes in UCN’s internal controls or in other factors that could significantly affect these controls, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

PART II. OTHER INFORMATION

Item 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

In May 2004 a noteholder converted his $300,000 promissory note into 150,000 shares of common stock at a conversion price of $2.00 per share. The shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 or Regulation D promulgated there under. Based on information provided by the investor, we believe the investor was an accredited investor within the meaning of Rule 501 of Regulation D.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At the Annual Meeting of Stockholders held on June 29, 2004, the stockholders voted on the following matters:

(1)	Election of Theodore Stern, Gary Smith, Edward Dallin Bagley, Steve Barnett, and Paul Jarman as directors of UCN to serve until their successors are duly elected and qualified;
(2)	Approve an amendment to the certificate of incorporation to effect a name change from “Buyers United, Inc.” to “UCN, Inc.”; and
(3)	Approve the Employee Stock Purchase Plan.

Each of the foregoing matters was approved by the stockholders. The number of votes cast on the foregoing matters is as follows:

	For	Against	Abstain
Election of Directors:
Theodore Stern	9,517,445	451,958	N/A
Gary Smith	9,949,195	20,208	N/A
Edward Dallin Bagley	9,949,196	20,207	N/A
Steve Barnett	9,517,696	451,707	N/A
Paul Jarman	9,949,196	20,207	N/A

Name Change to UCN, Inc.	9,967,823	1,440	140

Employee Stock Purchase Plan	6,263,233	506,447	54,374

Item 5.   OTHER INFORMATION

Change in Directors

On July 21, 2004, Edward Dallin Bagley and Gary Smith tendered their resignations as directors of UCN. On July 22, 2004, the Board of Directors accepted the resignations, adopted a resolution increasing the size of the Board to six persons, and appointed Blake O. Fisher, Jr., Paul F. Koeppe, and James H. Ozanne as directors of UCN. The following is biographical information on each of the new directors.

Blake O. Fisher, Jr., age 60, has been providing management and financial consulting to the telecommunications and utility industries since May 2002, including financial consulting to the USDA on Rural Utilities Service’s broadband program. From May 2004 to the present he has served as chief financial officer for Fiber Utilities of Iowa, an entity that provides operation and construction services to municipal utilities. From May 2002 to May 2004 he was retired from business activities. From February 1996 to May 2002, he held senior management positions with McLeodUSA, a telecommunications provider, initially as Chief Financial Officer, then President of the company’s Western region and as Chief Development Officer.

Paul F. Koeppe, age 54, is a director of Distributed Energy Systems Corp., a company listed on the Nasdaq Stock Market engaged in the business of creating and delivering innovative products and solutions to the energy marketplace, and has served as a director since its acquisition of Northern Power Systems, Inc. in December 2003. Mr. Koeppe became a director of Northern Power Systems in 1998. Prior to his retirement in 2001, Mr. Koeppe served as executive vice president of American Superconductor, an electricity solutions company. Mr. Koeppe joined American Superconductor in 1997, in connection with the acquisition of Superconductivity, Inc., a manufacturer of superconducting magnetic energy storage systems, which Mr. Koeppe founded and served as president. From 1993 to 1995, Mr. Koeppe was acting CEO and chairman of the executive committee of the board of directors of Best Power, Inc., a supplier of uninterruptible power supply packages.

James H. Ozanne, age 60, is a director of Distributed Energy Systems Corp., and has served in that position since May 2003. From September 2002 to May 2003 he served as a director of Proton Energy Systems, Inc., one of the predecessors of Distributed Energy Systems. Mr. Ozanne has served as chairman of Greenrange Partners, a venture capital investment company since 1996. He is also Chairman of the Board of PECO Pallet; a privately owned start up company in the grocery pallet rental business. Since May 2003, he has served as Chief Restructuring Officer of Select Portfolio Servicing Inc.; a mortgage servicing company owned by PMI Group and Financial Security Assurance.

Following the appointment of the new directors, the Board appointed:

To the	Audit Committee
Steve Barnett, Chairman
Blake O. Fisher, Jr.
James H. Ozanne

To the	Compensation Committee
Paul F. Koeppe, Chairman
Steve Barnett

The Board of Directors has determined that Steve Barnett, Blake O. Fisher, Jr., and James H. Ozanne are “audit committee financial experts” as defined in Item 401(h)(2) of Regulation S-K. Further, the Board has determined that each of the members of the Audit Committee is “independent” under the standard set forth in Rule 4350(d) of the Nasdaq Marketplace Rules.

Termination of Director Option Plan

On July 22, 2004, the Board of Directors terminated the Director Stock Option Plan that was adopted in 2003.

Item 6. EXHIBITS AND REPORTS ON FORM 8-K

Exhibits: Copies of the following documents are included or furnished as exhibits to this report pursuant to Item 601 of Regulation S-K.

Exhibit No.	Title of Document

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Reports on Form 8-K:

UCN filed a current report on Form 8-K with the Securities and Exchange Commission on May 14, 2004, disclosing under Item 5 a letter distributed to the shareholders with UCN’s 2003 Annual Report to Stockholders, and reporting under Item 12 the issuance of a press release regarding operating results for the three months ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UCN, INC.

Date: August 13, 2004	By: /s/ Theodore Stern, Chief Executive Officer

Date: August 13, 2004	By: /s/ David R. Grow, Chief Financial Officer

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported):   July 22, 2004

UCN, INC.

(Exact name of registrant as specified in its charter)

0-26917

(Commission File No.)

Delaware	87-0528557
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

14870 Pony Express Road, Bluffdale, Utah 84065

(Address of Principal Executive Offices)

(801) 320-3300
Registrant’s Telephone Number, Including Area Code)

Buyers United, Inc.

(Former Name, Address and Fiscal Year, if Changed Since Last Report)

Item 4. Changes in Registrant’s Certifying Accountant

        On the recommendation of the Audit Committee, the Board of Directors of UCN, Inc. terminated the engagement of Crowe Chizek and Company LLC as UCN’s independent accountants on July 22, 2004.

        In connection with its audits for the two most recent fiscal years and through July 22, 2004, there were no disagreements with Crowe Chizek and Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

        The audit reports of Crowe Chizek and Company for the two most recent fiscal years, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except for the report of Crowe Chizek and Company on the financial statements of UCN as of and for the year ended December 31, 2002, which contained an explanatory paragraph stating that:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, deficit cash flows from operations, negative working capital, and has a net capital deficiency. These results as reported in the accompanying financial statements raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        In connection with its audits for the two most recent fiscal years and through July 22, 2004, there were no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

        UCN has requested that Crowe Chizek and Company furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated July 23, 2004 is filed as Exhibit 16 to this report.

        UCN engaged Deloitte & Touche LLP as its new independent accountants as of July 22, 2004. During the two most recent fiscal years and through the date hereof, neither UCN nor any one on behalf of UCN has consulted with Deloitte & Touche regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on UCN’s financial statements, or any other matters or reportable events required to be disclosed under Items 304(a)(2)(i) and (ii) of Regulation S-K.

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Item 5. Other Information

Annual Meeting of Stockholders

        At the Annual Meeting of Stockholders held on June 29, 2004, the stockholders voted on the following matters:

(1)	Election of Theodore Stern, Gary Smith, Edward Dallin Bagley, Steve Barnett, and Paul Jarman as directors of UCN to serve until their successors are duly elected and qualified;
(2)	Approve an amendment to the certificate of incorporation to effect a name change from “Buyers United, Inc.” to “UCN, Inc.”; and
(3)	Approve the Employee Stock Purchase Plan.

        Each of the foregoing matters was approved by the stockholders. The number of votes cast on the foregoing matters is as follows:

	For	Against	Abstain
Election of Directors:
Theodore Stern	9,517,445	451,958	N/A
Gary Smith	9,949,195	20,208	N/A
Edward Dallin Bagley	9,949,196	20,207	N/A
Steve Barnett	9,517,696	451,707	N/A
Paul Jarman	9,949,196	20,207	N/A

Name Change to UCN, Inc.	9,967,823	1,440	140

Employee Stock Purchase Plan	6,263,233	506,447	54,374

Change in Board of Directors; Board Committees; Certain Director Options

        On July 21, 2004, Edward Dallin Bagley and Gary Smith tendered their resignations as directors of UCN. On July 22, 2004, the Board of Directors accepted the resignations, adopted a resolution increasing the size of the Board to six persons, and appointed Blake O. Fisher, Jr., Paul F. Koeppe, and James H. Ozanne as directors of UCN. The following is biographical information on each of the new directors.

        Blake O. Fisher, Jr., age 60, has been providing management and financial consulting to the telecommunications and utility industries since May 2002, including financial consulting to the USDA on Rural Utilities Service’s broadband program. From May 2004 to the present he has served as chief financial officer for Fiber Utilities of Iowa, an entity that provides operation and construction services to municipal utilities. From May 2002 to May 2004 he was retired from business activities. From February 1996 to May 2002, he held senior management positions with McLeodUSA, a telecommunications provider, initially as Chief Financial Officer, then President of the company’s Western region and as Chief Development Officer.

        Paul F. Koeppe, age 54, is a director of Distributed Energy Systems Corp., a company listed on the Nasdaq Stock Market engaged in the business of creating and delivering innovative products and solutions to the energy marketplace, and has served as a director since its acquisition of Northern Power Systems, Inc. in December 2003. Mr. Koeppe became a director of Northern Power Systems in 1998. Prior to his retirement in 2001, Mr. Koeppe served as executive vice president of American Superconductor, an electricity solutions company. Mr. Koeppe joined American Superconductor in 1997, in connection with the acquisition of Superconductivity, Inc., a manufacturer of superconducting magnetic energy storage systems, which Mr. Koeppe founded and served as president. From 1993 to 1995, Mr. Koeppe was acting CEO and chairman of the executive committee of the board of directors of Best Power, Inc., a supplier of uninterruptible power supply packages.

3

        James H. Ozanne, age 60, is a director of Distributed Energy Systems Corp., and has served in that position since May 2003. From September 2002 to May 2003 he served as a director of Proton Energy Systems, Inc., one of the predecessors of Distributed Energy Systems. Mr. Ozanne has served as chairman of Greenrange Partners, a venture capital investment company since 1996. He is also Chairman of the Board of PECO Pallet; a privately owned start up company in the grocery pallet rental business. Since May 2003, he has served as Chief Restructuring Officer of Select Portfolio Servicing Inc.; a mortgage servicing company owned by PMI Group and Financial Security Assurance.

        Following the appointment of the new directors, the Board appointed

To the	Audit Committee
Steve Barnett, Chairman
Blake O. Fisher, Jr.
James H. Ozanne

To the	Compensation Committee
Paul F. Koeppe, Chairman
Steve Barnett
Blake O. Fisher, Jr.

        The Board of Directors has determined that Steve Barnett, Blake O. Fisher, Jr., and James H. Ozanne are “audit committee financial experts” as defined in Item 401(h)(2) of Regulation S-K. Further, the Board has determined that each of the members of the Audit Committee is “independent” under the standard set forth in Rule 4350(d) of the Nasdaq Marketplace Rules.

Director Option Plan

        On July 22, 2004, the Board of Directors terminated the Director Stock Option Plan that was adopted in 2003.

Item 7. Financial Statements and Exhibits

Financial Statements and Pro Forma Financial Information

Not applicable

4

Exhibits

        Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-K.

SEC Ref. No	Description of Document

16.1	Letter from Crowe Chizek and Company LLC dated July 23, 2004

99.1	Press Release dated July 22, 2004

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UCN, INC.

Date: July 23, 2004	By: /s/ Paul Jarman, President

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